FORM 4 ☐ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section
17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the
Investment Company Act of 1940

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1. Name and Address of Reporting Person * Gibson Larry M. (Last) (First) (Middle) c/o Henry Schein, Inc. 135 Duryea Rd. (Street) Melville New York 11747 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Henry Schein, Inc. (HSIC) 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)

4. Statement for Month/Day/Year March 31, 2003 5. If Amendment, Date of Original (Month/Day/Year)

 6. Relationship of Reporting Person(s) to Issuer

(Check all applicable)

      Director

  X Officer (give title below)

      10% Owner

      Other (specify below)

Executive Vice President and Chief Technology Officer

 7. Individual or Joint/Group
     Filing (Check Applicable Line)

  X  Form filed by One Reporting Person

      Form filed by More than One Reporting Person

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock	3/28/03		M		30,900	A	$27.00
Common Stock	3/28/03		M		11,000	A	$21.50
Common Stock	3/28/03		M		7,000	A	$11.8125
Common Stock	3/28/03		S		28,900	D	$45.25
Common Stock	3/28/03		S		20,000	D	$45.277
Common Stock	3/31/03		M		8,000	A	$11.8125
Common Stock	3/31/03		S		5,500	D	$45.25
Common Stock	3/31/03		S		2,500	D	$45.30
Common Stock								107,000	D
Common Stock								154,850	I	(1)

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/ Year)	3A. Deemed Execution Date, if any (Month/Day/ Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Stock Option (right to buy)	$27.00	3/28/03		M			30,900	(2)	2/28/07	Common Stock	30,900		-0-
Stock Option (right to buy)	$21.50	3/28/03		M			11,000	(3)	4/6/09	Common Stock	11,000		-0-
Stock Option (right to buy)	$11.8125	3/28/03		M			7,000	(4)	12/15/09	Common Stock	7,000		8,000	D
Stock Option (right to buy)	$11.8125	3/31/03		M			8,000	(4)	12/15/09	Common Stock	8,000		-0-

Explanation of Responses:

(1)  Represents shares held by Shilar Investments, L.L.C.

(2)  The option vested in three equal installments on February 28, 1998, February 28, 1999 and February 28, 2000.

(3)  The option vested in three equal installments on April 6, 2000, April 6, 2001 and April 6, 2002.

(4)  The option vested in three equal installments on December 15, 2000, December 15, 2001 and December 15, 2002.

/s/ Larry M. Gibson ** Signature of Reporting Person	March 31, 2003 Date

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
      See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

http://www.sec.gov/divisions/corpfin/forms/form4.htm

Last update: 09/05/2002